245 Summer Street Boston, MA 02210	Fidelity® Investments

October 22, 2020

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	The North Carolina Capital Management Trust (the trust): Term Portfolio (the fund) File No. 811-03455

Ladies and Gentlemen:

On behalf of the above referenced fund, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, Solicitation Letter, and Forms of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the fund to be held on December 9, 2020. Pursuant to Rule 14a-3(c), the required informational copy of the fund’s Annual Report for the fiscal period ended June 30, 2020 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about November 9, 2020. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than November 2, 2020.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments relating to this filing.

Sincerely,

/s/ Renée Fuller
Renée Fuller
Legal Product Group